UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment ___)*


                             Pioneer Companies, Inc.
             -------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    723643300
             -------------------------------------------------------
                                 (CUSIP Number)



                                October 11, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 pages)

CUSIP No. 723643300
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Hub Fund Ltd.

     Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               686,325
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8. Shared Dispositive Power           686,325
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     686,325
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.07%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                              (Page 2 of 6 pages)

CUSIP No. 723643300
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Partners LLC

     Tax I.D. 03-0420197
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               686,325
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8. Shared Dispositive Power           686,325
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     686,325
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.07%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

                              (Page 3 of 6 pages)

Item 1.
         (a)      Name of Issuer:

                  Pioneer Companies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  700 Louisiana Street, Suite 4300, Houston, Texas 77002

Item 2.
         (a)      Name of Persons Filing:

                  This Statement relates to shares held by Ore Hill Hub Fund Ltd. ("OH Hub Fund"). Ore Hill Partners LLC ("OH Partners") is the investment manager of the OH Hub Fund. Accordingly, OH Hub Fund and OH Partners may each be deemed to have voting and dispositive power with respect to the shares reported herein.

         (b)      Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of: (i) OH Hub Fund is c/o Butterfield Fund Services (Cayman) Ltd., P.O. Box 705 GT, Butterfield House, 68 Fort Street, Grand Cayman, Cayman Islands, and (ii) OH Partners is 650 Fifth Avenue, 9th Floor, New York, New York 10019.

         (c) Citizenship: OH Hub Fund is a Cayman Islands exempted company. OH Partners is a Delaware limited liability company.

         (d)      Title of Class of Securities:

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number:

                  723643300

Item 3.

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership.

         (a)      Amount beneficially owned: 686,325 shares held by OH Hub Fund.

         (b)      Percent of class: 6.07%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0.
                  (ii) Shared power to vote or to direct the vote: 686,325 shares.
                  (iii) Sole power to dispose or to direct the disposition of: 0.
                  (iv) Shared power to dispose or to direct the disposition of: 686,325 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                              (Page 4 of 6 pages)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         (b)      This Schedule 13G is being filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       October 20, 2005


                                       ORE HILL PARTNERS LLC,
                                        individually and on behalf of
                                       ORE HILL HUB FUND LTD.


                                       By: /s/ FREDERICK WAHL
                                           -------------------------------------
                                           Name:  Frederick Wahl
                                           Title: Managing Member



                                  Exhibit Index
                                  -------------

  Exhibit                                                              Page No.
  -------                                                              --------

    A.            Joint Filing Agreement, dated October 20, 2005, by      6
                  and between Ore Hill Hub Fund Ltd. and Ore Hill
                  Partners LLC

                               (Page 5 of 6 pages)

                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Pioneer Companies, Inc. dated October 20, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                       October 20, 2005


                                       ORE HILL PARTNERS LLC,
                                        individually and on behalf of
                                       ORE HILL HUB FUND LTD.


                                       By: /s/ FREDERICK WAHL
                                           -------------------------------------
                                           Name:  Frederick Wahl
                                           Title: Managing Member


                               (Page 6 of 6 pages)